Exhibit 99.3

ALGONQUIN POWER & UTILITIES CORP.

STOCK OPTION PLAN
(Amended and Restated Effective June 9, 2016)

ARTICLE 1
PURPOSE OF THE PLAN

1.1	The purpose of the Plan is to attract, retain and motivate persons as key service providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through Options, to acquire a proprietary interest in the Corporation.

ARTICLE 2
DEFINED TERMS AND RELATED PROVISIONS

2.1	Where used herein, the following terms shall have the following meanings, respectively:

(a)	"Affiliate" means, in respect of the Corporation, any corporation that is an affiliate (as such term is defined in Section 2(2) of the Canada Business Corporations Act);

(b)	"Blackout Expiry Term" has the meaning ascribed thereto in Section 5.10;

(c)	"Blackout Period" means a period of time during which the Optionee cannot exercise an Option, or sell Optioned Shares, due to applicable policies of the Corporation in respect of insider trading;

(d)	"Board" means the board of directors of the Corporation;

(e)	"Cause" means the termination of the employment of the Eligible Person with the Corporation or an Affiliate for cause, including, without limiting the foregoing, any events defined as constituting cause under the Eligible Person’s employment agreement with the Corporation or an Affiliate, if any;

(f)	"Change-in-Control" means:

(i)	any change in the holding, directly or indirectly, of securities of the Corporation or of any voting rights attached to any securities of the Corporation, as a result of which any corporation or other person, or a group of corporations or persons acting in concert, or corporations or persons associated with or affiliated with any such corporation, person or group within the meaning of the Securities Act (Ontario), would be entitled to cast 50% or more of the votes attached to all shares of the Corporation that may be cast to elect directors of the Corporation; and

(ii)	Incumbent Directors cease to constitute a majority of the Board of the Corporation (for the purposes of this paragraph, an "Incumbent Director" shall mean any member of the Board who is a member of the Board immediately prior to the occurrence of a contested election of directors of the Corporation); or

(iii)	the Board adopts a resolution to the effect that, for the purposes of this Plan, a Change-in-Control has occurred, or that such a Change-in-Control is imminent, in which case, the date of the Change-in-Control shall be deemed to be the date specified in such resolution, provided that the Change-in-Control actually occurs.

(g)	"Corporation" means Algonquin Power & Utilities Corp. and includes any successor corporation thereof;

(h)	"Eligible Person" means:

(i)	any director, officer or employee of the Corporation or any Affiliate (an "Eligible Individual"); or

(ii)	a corporation controlled by an Eligible Individual, all of the issued and outstanding shares of which are, and continue at all times to be, legally and beneficially owned, directly or indirectly, by such Eligible Individual and/or the spouse, children and/or grandchildren of such Eligible Individual (an "Eligible Corporation"); or

(iii)	any Service Provider;

(i)	"In-the-Money Amount" means the excess, if any, of the Market Price of a Share at such time over the Option Price, in each case such In-the-Money Amount being payable by the Corporation in cash (or its equivalent) or Shares at the election of the Corporation in accordance with the provisions hereof;

(j)	"Insider" has the meaning ascribed to this term for the purposes of the TSX rules relating to Securities-Based Compensation Arrangements;

(k)	"Market Price" at any date in respect of the Shares means the volume weighted average trading price of such Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five (5) consecutive trading days immediately preceding such date, provided that in the event that such Shares did not trade on any of such trading days, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

(l)	"Option" means an option to purchase Shares granted to an Eligible Person under the Plan and "Option Agreement" means an agreement between the Corporation and an Optionee respecting such Option;

(m)	"Option Price" means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

(n)	"Optioned Shares" means the Shares issuable pursuant to an exercise of Options;

(o)	"Optionee" means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

(p)	"Plan" means this Stock Option Plan, as the same may be amended, restated or varied from time to time;

(q)	"Policy" has the meaning ascribed thereto in Section 9.1;

(r)	"Service Provider" means any person (other than an Eligible Individual), company, partnership, trust or corporation (other than an Eligible Corporation) engaged to provide management or consulting services for the Corporation or any Affiliate for an initial, renewable or extended period of twelve months or more;

(s)	"Securities-Based Compensation Arrangement" means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance, from treasury, of Shares or other securities of the Corporation to one or more Eligible Persons, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(t)	"Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and

(u)	"TSX" means the Toronto Stock Exchange.

ARTICLE 3
ADMINISTRATION OF THE PLAN

3.1	The Plan shall be administered by the Board, or a committee of the Board, as the Board shall determine from time to time.

3.2	The Board shall have the power, where consistent with the general purpose and intent of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)	to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made shall be final, binding and conclusive for all purposes;

(c)	to determine the number of Shares underlying each Option;

(d)	to determine the Option Price of each Option;

(e)	to determine the time or times when Options will be granted and exercisable;

(f)	to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option;

(g)	to determine vesting periods for the Options; and

(h)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3	Any Option granted under the Plan shall be subject to the requirement that, if at any time the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

ARTICLE 4
SHARES SUBJECT TO THE PLAN

4.1	Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance upon the exercise of all Options granted under the Plan (subject to any adjustment of such number pursuant to the provisions of Article 8 hereof) together with the Shares issuable under grants under all other Securities-Based Compensation Arrangements, shall not exceed 8% of the issued and outstanding Shares on the date such Option is granted. If any Option is terminated, cancelled or has expired without being fully exercised, or is surrendered in exchange for the In-the-Money Amount, any unissued Shares which have been reserved to be issued upon the exercise of the Option shall become available to be issued upon the exercise of Options subsequently granted under the Plan. In addition, if any Option is exercised, an equivalent number of Shares may be reserved for issuance pursuant to the grant of additional Options in replacement for such exercised Options. No fractional Shares may be purchased or issued under the Plan.

ARTICLE 5
TERMS AND CONDITIONS OF OPTIONS

5.1	The Board may grant Options to any Eligible Person as the Board determines from time to time.

5.2	Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option (including upon a Change-in-Control) and other terms and conditions relating to each Option shall be determined by the Board from time to time.

5.3	Subject to any prior approval, if required, by any stock exchange or other securities regulatory authority, the Board may, in its entire discretion, subsequent to the time of granting Options hereunder, permit an Optionee to exercise any or all of the unvested options then outstanding and granted to the Optionee under this Plan, in which event all such unvested options then outstanding and granted to the Optionee shall be deemed to be immediately exercisable during such period of time as may be specified by the Board, provided that such periods of time shall not be less than the periods of time for the circumstances provided for in Article 6 (Termination of Options) hereof.

5.4	Notwithstanding Section 5.3, subject to the rules of any stock exchange upon which the Shares may be listed or other securities regulatory authority, the Board may, by resolution, accelerate the date on which any unvested Option may be exercised or extend the expiration date of any Option, provided that the Board shall not, in the event of any such acceleration or extension, be under any obligation to accelerate or extend the date on or by which any other Options may be exercised by any other Optionee(s).

5.5	Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall in no circumstances be lower than the Market Price on the date on which the Board approves the grant of the Option. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid and non-assessable Shares at the price paid therefor.

5.6	Subject to Section 5.10, and except to the extent required by the provisions set out in Sections 6.2 to 6.7, the term of an Option shall not exceed ten (10) years from the date of the grant of the Option.

5.7	An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, by notice in writing to the Optionee, cease and terminate and be of no further force or effect whatsoever.

5.8	No Options shall be granted to any Optionee if at the time of such grant such grant could result, at any time, in:

(a)	the number of Shares reserved for issuance to Insiders pursuant to Options granted under the Plan, together with Shares reserved for issuance to Insiders under all other Securities-Based Compensation Arrangements exceeding 10% of the issued and outstanding Shares; or

(b)	the issuance to Insiders, within a one (1) year period, of a number of Shares under the Plan, together with Shares that may be issued to Insiders under all other Securities-Based Compensation Arrangements exceeding 10% of the issued and outstanding Shares.

5.9	Participation in the Plan by non-employee directors shall be limited to the lesser of (i) a reserve of 1% of the outstanding Shares from time to time for non-employee directors as a group and (ii) an annual equity award value under the Plan of $100,000 per non-employee director.

5.10	Notwithstanding anything else contained herein, if the expiration date for an Option occurs during a Blackout Period applicable to the relevant Optionee, or within ten (10) business days after the expiry of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the tenth (10th) business day after the expiry date of the Blackout Period (the "Blackout Expiry Term"). This Section 5.10 applies to all Options outstanding under this Plan. The Blackout Expiry Term for an Option may not be amended by the Board without the approval of the holders of Shares in accordance with Section 10.1(a) of the Plan.

ARTICLE 6
TERMINATION OF OPTIONS

6.1	Subject to Sections 6.2 to 6.7 hereof, any resolution passed at any time by the Board and the terms of any option agreement or employment agreement with respect to any Option or any Optionee, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2	If an Optionee, other than a Service Provider, (i) voluntarily resigns from the Corporation or (ii) ceases to serve the Corporation or any Affiliate, as the case may be, as an employee, officer or director as a consequence of the termination of the employment of the Optionee by the Corporation for Cause, then in either case all unvested Options held by such Optionee on the date of termination are immediately forfeited. All vested Options held by such Optionee may be exercised within thirty (30) days after the date of resignation or termination. Any vested Options which have not been so exercised shall expire and terminate on the date which is thirty (30) days after the date of resignation or termination.

6.3	If an Optionee, other than a Service Provider, (i) shall retire, or terminate his employment or directorship with the consent of the Board, in each case in accordance with the prevailing retirement plan or policy of the Corporation for its directors, officers and employees or (ii) ceases to serve the Corporation or any Affiliate as an employee, officer or director for any reason other than as a consequence of a termination of the Optionee’s employment by the Corporation for Cause, then in either case, all vested Options then held by the Optionee may be exercised within ninety (90) days after such retirement or termination. The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion. Any Options which have not been exercised shall expire and terminate on the date which is ninety (90) days after the date of retirement or termination.

6.4	In the event that an Optionee, other than a Service Provider, has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of this Plan, but no additional grants of Options may be made to the Optionee.

6.5	If an Optionee, other than a Service Provider, shall die, all unexercised Options held by such Optionee at the time of death shall immediately vest, and such Optionee’s personal representatives, heirs or legatees may, at any time within one (1) year after the date of such death exercise all such Options. Any Options which have not been exercised shall expire and terminate one (1) year after the date of such death.

6.6	For greater certainty:

(a)	if the Optionee is an Eligible Corporation, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Individual associated with the Eligible Corporation;

(b)	Options shall not be affected by any change in the terms of employment of any Eligible Individual or by any Eligible Individual ceasing to be a director of the Corporation, provided that the related Optionee continues to be an Eligible Person; and

(c)	the Board may, by resolution or under the terms of an option agreement or employment agreement, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination of the Optionee's employment shall not apply to any Optionee for any reason acceptable to the Board.

6.7	Notwithstanding any other provision herein, all Options granted to Service Providers shall terminate in accordance with the terms, conditions and provisions of the associated Option Agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of the original expiry date of the term of the Option or the day which is one (1) year following the date of termination of the engagement of the Service Provider.

ARTICLE 7
EXERCISE OF OPTION

7.1	Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation, with a copy to the Vice-Chair of the Corporation (or such other senior officer of the Corporation as may be specified to the Optionee from time to time) specifying (i) the number of Shares with respect to which the Option is being exercised; and (ii) the number of Shares, if any, with respect to which the Optionee is surrendering such Option and electing to receive the In-the-Money Amount; and (iii) otherwise in accordance with the exercise procedures respecting Options determined by the Board or the Committee from time to time accompanied by payment in full of the Option Price of the Shares to be purchased, if any, on the exercise of the Option as specified in Section 7.1(i) above. Subject to any provisions of the Plan to the contrary, certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and compliance with such procedures.

7.2	If the Optionee elects to surrender any Options in exchange for the In-the-Money Amount, the Corporation will determine whether to pay such amount in cash or in Shares representing the equivalent of the In-the-Money Amount (less any applicable withholding of taxes) based on the Market Price of the Shares at the date of exercise, and:

(a)	if the Corporation elects to pay the In-the-Money Amount in cash, the Corporation shall deliver a cheque or similar means of payment for the In-the-Money Amount (subject to applicable withholding of taxes) to the Optionee within a reasonable period of time following the receipt of the notice set out in Section 7.1(i); or

(b)	if the Corporation elects to pay the In-the-Money Amount in Shares, subject to Section 7.3, the Corporation shall deliver a certificate representing the number of Shares equivalent to the In-the-Money Amount (less any applicable withholding of taxes) to the Optionee within a reasonable period of time following the receipt of the notice set out in Section 7.1(ii).

7.3	For greater clarity, the number of Shares issued in respect of payment of the In-the-Money Amount in accordance with Section 7.2(b) hereof shall be rounded down to the next whole Share.

7.4	Notwithstanding any of the provisions contained in the Plan or in any Option Agreement, the Corporation's obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)	completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the listing of such Shares on any stock exchange on which the Shares may then be listed; and

(c)	the satisfaction of any conditions on exercise prescribed pursuant to Article 3 hereof.

7.5	Options shall be evidenced by an agreement in such form not inconsistent with this Plan as the Board may from time to time determine.

7.6	Notwithstanding any of the provisions contained in the Plan, in any Option Agreement or otherwise, the Corporation may withhold from any amount payable, either under the Plan, any Option Agreement or otherwise, such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal or provincial tax law or authority relating to the withholding of tax or any other required deductions with respect to the Options, any Shares issuable upon the exercise thereof or any In-the-Money Amount payable in connection therewith. The Corporation may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Corporation may determine in its discretion, by (a) selling on behalf of any Optionee, or causing any Optionee to sell, any Shares issued hereunder, or retaining any amount payable, including any In-the-Money Amount, which would otherwise be provided or paid to the Optionee hereunder or (b) requiring an Optionee, as a condition to the exercise of any Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations, including, without limitation, requiring the Optionee to remit to the Corporation in advance, or reimburse the Corporation for, any such withholding obligations.

ARTICLE 8
CERTAIN ADJUSTMENTS

8.1	In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend thereon or their subdivision or consolidation, the number of Shares reserved for Option shall be adjusted accordingly by the Board to such extent as they deem proper in their discretion. In such event, the number of, and the price payable for, such Shares shall be adjusted as determined by the Board as it deems proper in its discretion.

8.2	If at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 8.1 or, subject to the provisions of Section 10.3 hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation"), the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares which he or she was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of Section 10.3 hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

ARTICLE 9
RESTATEMENT OF FINANCIAL RESULTS

9.1	In the event of the restatement by the Corporation of its financial results, any unpaid or unexercised Options held by an Optionee may be cancelled immediately, at the discretion of the Board (or the Compensation Committee of the Board) in accordance with the terms of the Corporation’s clawback policy (the “Policy”). Further, in such circumstances, the Corporation may set-off the amounts so payable to it against any amounts that may be owing from time to time by the Corporation or an Affiliate to the Optionee, whether as salary, Annual Incentive, long-term incentive, severance or any other payment or benefit. This Section 9.1 shall apply notwithstanding any provision to the contrary in the Plan or any Option Agreement and is meant to provide the Corporation with rights in addition to any other remedy which may exist in law or in equity. By participating in the Plan, the Participant acknowledges and agrees that any Options granted pursuant to the Plan remain subject to application, implementation and enforcement of the Policy as it may be amended from time to time, including via the issuance of any guidelines in respect of the implementation of the Policy.

ARTICLE 10
AMENDMENT OR DISCONTINUANCE OF THE PLAN

10.1	The Board may amend, suspend or discontinue the Plan or amend Options granted under the Plan at any time without shareholder approval; provided, however, that:

(a)	approval by a majority of the votes cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained for any:

(i)	amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required;

(ii)	increase to the maximum number or percentage of securities issuable under the Plan;

(iii)	reduction of the Option Price, or cancellation and reissuance of Options or other entitlements, of Options granted under the Plan;

(iv)	extension of the term of Options beyond the original expiry date;

(v)	change in Eligible Persons that may permit the introduction or reintroduction of non-employee directors on a discretionary basis;

(vi)	increase to the limit imposed on non-employee director participation set out in Section 5.9 or;

(vii)	allowance of Options granted under the Plan to be transferable or assignable other than for estate settlement purposes; or

(viii)	amendment to the Plan’s amendment provisions; and

(b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Plan.

10.2	No amendment, suspension or discontinuance of the Plan may contravene the requirements of the TSX or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject.

10.3	Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board in implementation thereof, in the event:

(a)	the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Affiliate) or to liquidate, dissolve or wind-up;

(b)	an offer to purchase or repurchase all of the Shares shall be made to all holders of Shares which offer has been approved or accepted by the Board;

(c)	the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety, so that the Corporation shall cease to operate any active business;

then and in such event, the Corporation shall have the right, upon written notice thereof to each Optionee holding Options under the Plan, to permit the exercise of all such Options, whether or not vested, within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.

10.4	Notwithstanding the provisions of this Article 10, should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

10.5	Notwithstanding any other provision of this Plan, the Board may at any time by resolution terminate this Plan. In such event, all Options then outstanding and granted to an Optionee, whether or not vested, may be exercised by such Optionee for a period of thirty (30) days after the date on which the Corporation shall have notified all Optionees of the termination of this Plan.

ARTICLE 11
MISCELLANEOUS PROVISIONS

11.1	An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares underlying any Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

11.2	Nothing in this Plan or any Option shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ of the Corporation or any Affiliate, or affect in any way the right of the Corporation or any Affiliate to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate, to extend the employment of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan or policy of the Corporation or any Affiliate, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

11.3	Notwithstanding Section 5.7 hereof and subject to Section 11.4 hereof, any vested Options may be transferred or assigned between an Eligible Individual and the related Eligible Corporation, provided the assignor delivers notice in writing of the same to the Corporation prior to the assignment and the Board, in its sole and absolute discretion, approves such assignment.

11.4	In the event an Eligible Corporation shall cease at any time to be an Eligible Corporation (as defined in Section 2.1(h)(ii) hereof), then it shall immediately by notice in writing to the Corporation retransfer or reassign all of the Options held by it to the related Eligible Individual.

11.5	The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 12
DATE OF PLAN

12.1	This Plan originally dated and effective the 23rd day of June, 2010, as amended and restated the 21st of June 2011, shall be dated and effective the 9th day of June, 2016.